Exhibit 4.1
Form of Employee Stock Option Agreement
     This Employee Stock Option Agreement (this “Agreement”) is made this ___day of ___, 200___, between Lime Energy Co., a Delaware corporation (“Lime Energy”) and _______(the “Holder”).
WITNESSETH:
     WHEREAS, Holder is an employee of Lime Energy or a subsidiary of Lime Energy (collectively, Lime Energy and its subsidiaries are referred to in this Agreement as the “Company”), and Lime Energy desires, by affording Holder an opportunity to purchase shares of Lime Energy’s common stock, par value $0.0001 per share (the “Common Stock”) as hereinafter provided, to help align the long-term economic interests of the Holder with the long-term economic interests of the Company;
     NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:
1. Grant of Options. Lime Energy hereby agrees to grant to the Holder, on the date hereof (the “Grant Date”), options (the “Options”) to purchase up to an aggregate of _______shares (the “Option Shares”) of the Common Stock, subject to the terms and conditions set forth herein.
2. Exercise Price. The exercise price per Option Share, subject to adjustment as hereinafter provided (the “Exercise Price”), under the Options shall be $______  per share (the closing market price of the Common Stock on the date of this Agreement).
3. Vesting. The Options shall not be exercisable until vested, and shall vest according to the following schedule:

Vesting Date	Number of Shares

In addition to the vesting rights set forth above, any unvested Stock Options shall automatically and immediately terminate and be of no further force or effect if the Holder shall voluntarily cease working for the Company. All unvested Stock Options shall immediately vest and become exercisable if the employment of the Holder by the Company is terminated by the Company for any reason other than Due Cause. As used in this Agreement, “Due Cause” shall mean any of:
(i)	Failure by the Holder to perform any material and substantial duties to the Company;

(ii)	Holder’s conviction of, or plea of guilty or of nolo contendre to, of a felony charge;

(iii)	misappropriation of Company property by Holder or any act of dishonesty by Holder directed at the Company or acting on behalf of the Company;

(i)	violation of the Company’s drug and alcohol policy;

(v)	any conduct, action or behavior by Holder that has a material adverse effect on the reputation of the Company, its business, customers, employees, prospects, name, reputation or goodwill;

(vi)	Holder’s commission of an act of moral turpitude.
The provisions of this Section relate only to the vesting of the Stock Options and do not in anyway change the at-will nature of the employment of Holder by the Company.
4. Exercise of the Stock Options. Any vested Stock Options may be exercised at any time after vesting by delivering the Exercise Price, paid in cash, along with a notice of exercise to Lime Energy at its headquarters address (currently, 1280 Landmeier Road, Elk Grove Village, Illinois 60007). The Exercise Price of the shares as to which any Stock Options are being exercised shall be paid in full, in cash, at the time of exercise, provided, that if the Fair Market Value of one share of Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising the Stock Options for cash, the Holder may elect to receive shares of Common Stock equal to the value (as determined below) of the Stock Options (or the portion thereof being exercised) by surrender of this Agreement with respect to the Stock Options being exercised at the principal office of the Company, together with the executed Exercise Notice, in which event Lime Energy shall issue to the Holder a number of shares of Common Stock computed using the following formula:

X = Y (A-B) A

Where:	X = the number of shares of Common Stock to be issued to the Holder;

Y = the number of shares of Common Stock purchasable under the Stock Options or, if only a portion of the Stock Options is being exercised, the portion of the Stock Options being exercised (at the date of such calculation);

A = the Fair Market Value of one share of the Common Stock (at the date of such calculation); and

B = Exercise Price (as adjusted to the date of such calculation)
5. Transferability. The Stock Options shall not be transferable.
6. Expiration of the Options. The Stock Options will only be exercisable by the Holder and only after vesting in accordance with paragraph 3 of this Agreement, and all Stock Options, vested or unvested, will expire on the earliest of (i) the tenth anniversary of the date of this Agreement, or (ii) six months following the date the Holder ceases to be a full time employee of the Company if such cessation is not by reason of termination by the Company for Due Cause, or (iii) immediately upon any termination of the employment of the Holder for Due Cause. In the event of the death of the Holder, all then vested Stock Options will be exercisable by the Holder’s estate (or the executor thereof) for a period of six months following the date of death, whereupon all unexercised Stock Options will automatically terminate.
7. Adjustments. The number of shares issuable as a result of the exercise of any unexercised Stock Options, and the purchase price payable therefore, may be adjusted from time to time to give effect to stock splits, both forward and reverse, and any stock dividends which may be declared payable to the holders of the outstanding Common Stock.
8. Nonqualified Stock Options. The Stock Options are not being issued as part of a qualified incentive stock option plan.
9. Taxes. Lime Energy will have the right to deduct from all cash or property payments made to the Holder upon exercise of any Stock Option, any and all federal, state or local taxes required to be withheld with respect to such payments.
10. Trading Restrictions. Lime Energy shall have the right at any time to impose trading restrictions on the Option Shares which may limit the number of shares that can be sold on any trading day or during any 90 day period and/or prohibit the sale of the Option Shares on any trading day, not to exceed thirty (30) trading days a year.
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     IN WITNESS WHEREOF, Lime Energy Co. and the Holder have duly executed this Employee Stock Option Agreement effective as of the date first written above.

LIME ENERGY CO.		HOLDER

By:
David Asplund Chief Executive Officer